UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*.

China Eastern Airlines Corporation Limited
(Name of Issuer)
Ordinary H shares, par value RMB1.00 per share
(Title of Class of Securities)
16937R104
(CUSIP Number)
October 29, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 16937R104

1	Names of Reporting Persons
Shanghai Juneyao Airline Hong Kong Limited
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power
517,677,777
	7	Sole Dispositive Power

	8	Shared Dispositive Power
517,677,777
9	Aggregate Amount Beneficially Owned by Each Reporting Person
517,677,777
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
10%
12	Type of Reporting Person (See Instructions)
CO

SCHEDULE 13G

CUSIP No. 16937R104

1	Names of Reporting Persons
Juneyao Airlines Co., Ltd.
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power
529,677,777
	7	Sole Dispositive Power

	8	Shared Dispositive Power
529,677,777
9	Aggregate Amount Beneficially Owned by Each Reporting Person
529,677,777
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
10.23%
12	Type of Reporting Person (See Instructions)
CO

SCHEDULE 13G

CUSIP No. 16937R104

1	Names of Reporting Persons
Shanghai Juneyao (Group) Co., Ltd.
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power
529,677,777
	7	Sole Dispositive Power

	8	Shared Dispositive Power
529,677,777
9	Aggregate Amount Beneficially Owned by Each Reporting Person
529,677,777
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
10.23%
12	Type of Reporting Person (See Instructions)
CO

SCHEDULE 13G

CUSIP No. 16937R104

1	Names of Reporting Persons
Junjin Wang
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power
529,677,777
	7	Sole Dispositive Power

	8	Shared Dispositive Power
529,677,777
9	Aggregate Amount Beneficially Owned by Each Reporting Person
529,677,777
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
10.23%
12	Type of Reporting Person (See Instructions)
IN

SCHEDULE 13G

CUSIP No. 16937R104

1	Names of Reporting Persons
Han Wang
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power
529,677,777
	7	Sole Dispositive Power

	8	Shared Dispositive Power
529,677,777
9	Aggregate Amount Beneficially Owned by Each Reporting Person
529,677,777
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
10.23%
12	Type of Reporting Person (See Instructions)
IN

SCHEDULE 13G

CUSIP No. 16937R104

1	Names of Reporting Persons
Jinqi Ye
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power
529,677,777
	7	Sole Dispositive Power

	8	Shared Dispositive Power
529,677,777
9	Aggregate Amount Beneficially Owned by Each Reporting Person
529,677,777
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
10.23%
12	Type of Reporting Person (See Instructions)
IN

Item 1.

(a)	Name of Issuer: China Eastern Airlines Corporation Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

5/F, Block A2, Northern District, CEA Building
36 Hongxiang 3rd Road, Minhang District
Shanghai, People’s Republic of China

Item 2.

(a)	Name of Person Filing:
The names of the persons filing this statement on Schedule 13G are:

(1)	Shanghai Juneyao Airline Hong Kong Limited (“Juneyao Hong Kong”);
(2)	Juneyao Airlines Co., Ltd. (“Juneyao Airlines”);
(3)	Shanghai Juneyao (Group) Co., Ltd (“Juneyao Group”);
(4)	Junjin Wang;
(5)	Han Wang; and
(6)	Jinqi Ye.

(i) Juneyao Hong Kong is a wholly owned subsidiary of Juneyao Airlines; (ii) Juneyao Group is the majority shareholder of Juneyao Airlines, holding over 50% of the issued share capital of Juneyao Airlines; (iii) Junjin Wang is the shareholder holding 36.14% of the registered share capital of Juneyao Group; (iv) Han Wang is the shareholder holding 35.63% of the registered share capital Juneyao Group, and Han Wang has authorized Junjin Wang under a contractual arrangement to exercise the voting rights with respect to the registered share capital held by Han Wang; and (v) Jinqi Ye is the spouse of Junjin Wang.

(b)	Address of Principal Business Office or, if None, Residence:

The address of principal business office of Juneyao Hong Kong is: Room 1202, 12/F, Easey Commercial Building, 253-261 Hennessy Road, Wan Chai, Hong Kong.

The address of principal business office of Juneyao Airlines is: 80 Hongxiang 3rd Road, Minhang District, Shanghai, People’s Republic of China.

The address of principal business office of Juneyao Group is: 789 Zhaojiabang Road, Xuhui District, Shanghai, People’s Republic of China.

The residence address of Junjin Wang is: No. 82, Peony Garden, Lane 218, Xuhui District, Shanghai, People’s Republic of China.

The residence address of Han Wang is: Room 2702, No. 4, Lane 168, South Dandong Road, Xuhui District, Shanghai, People’s Republic of China.

The residence address of Jinqi Ye is: No. 82, Peony Garden, Lane 218, Xuhui District, Shanghai, People’s Republic of China.

(c)	Citizenship:

Juneyao Hong Kong is a company incorporated under the laws of Hong Kong.

Juneyao Airlines is a company incorporated under the laws of People’s Republic of China.

Juneyao Group is a company incorporated under the laws of People’s Republic of China.

Junjin Wang is a citizen of People’s Republic of China.

Han Wang is a citizen of People’s Republic of China.

Jinqi Ye is a citizen of People’s Republic of China.

(d)	Title and Class of Securities: Ordinary H shares par value RMB1.00 per share (“H Shares”)
(e)	CUSIP No.: 16937R104
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act;
(b)	☐ Bank as defined in Section 3(a)(6) of the Act;
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount Beneficially Owned:

Juneyao Hong Kong beneficially owns 517,677,777 H Shares held by it.

Juneyao Airlines (i) beneficially owns 12,000,000 H Shares held by it, and (ii) may be deemed to beneficially own 517,677,777 H Shares held by Juneyao Hong Kong.

Juneyao Group may be deemed to beneficially own (i) 12,000,000 H Shares held by Juneyao Airlines, and (ii) 517,677,777 H Shares held by Juneyao Hong Kong.

Junjin Wang may be deemed to beneficially own (i) 12,000,000 H Shares held by Juneyao Airlines, and (ii) 517,677,777 H Shares held by Juneyao Hong Kong.

Han Wang may be deemed to beneficially own (i) 12,000,000 H Shares held by Juneyao Airlines, and (ii) 517,677,777 H Shares held by Juneyao Hong Kong.

Jinqi Ye may be deemed to beneficially own (i) 12,000,000 H Shares held by Juneyao Airlines, and (ii) 517,677,777 H Shares held by Juneyao Hong Kong.

In addition, on August 30, 2019, the Issuer completed a non-public issuance (the “A Shares Issuance”) of its Ordinary Domestic Shares, par value RMB1.00 per share (“A Shares”). On October 29, 2019, Juneyao Group and Juneyao Airlines entered into a contractual arrangement, pursuant to which Juneyao Group has authorized Juneyao Airlines to exercise the voting rights with respect to all A Shares held by Juneyao Group. On October 29, 2019, Shanghai Jidaohang (as defined below) and Juneyao Airlines entered into a contractual arrangement, pursuant to which Shanghai Jidaohang has authorized Juneyao Airlines to exercise the voting rights with respect to all A Shares held by Shanghai Jidaohang. The reporting persons named herein voluntarily disclose the following information with respect to their beneficial ownership of the A Shares:

Juneyao Airlines (i) beneficially owns 219,400,137 A Shares held by it, (ii) may be deemed to beneficially own 311,831,909 A Shares held by Juneyao Group, and (iii) may be deemed to beneficially own 589,041,096 A Shares held by Shanghai Jidaohang.

Juneyao Group (i) beneficially owns 311,831,909 A Shares held by it, (ii) may be deemed to beneficially own 219,400,137 A Shares held by Juneyao Airlines, and (iii) may be deemed to beneficially own 589,041,096 A Shares held by Shanghai Jidaohang Enterprise Management Company Limited (“Shanghai Jidaohang”), a wholly owned subsidiary of Juneyao Group.

Junjin Wang may be deemed to beneficially own (i) 219,400,137 A Shares held by Juneyao Airlines, (ii) 311,831,909 A Shares held by Juneyao Group, and (iii) 589,041, 096 A Shares held by Shanghai Jidaohang.

Han Wang may be deemed to beneficially own (i) 219,400,137 A Shares held by Juneyao Airlines, (ii) 311,831,909 A Shares held by Juneyao Group, and (iii) 589,041, 096 A Shares held by Shanghai Jidaohang.

Jinqi Ye may be deemed to beneficially own (i) 219,400,137 A Shares held by Juneyao Airlines, (ii) 311,831,909 A Shares held by Juneyao Group, and (iii) 589,041, 096 A Shares held by Shanghai Jidaohang.

(b)	Percent of Class:

The aggregate percentage of H Shares reported by each reporting person named herein is based upon 5,176,777,777 H Shares outstanding, as reported in the Issuer’s current report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on August 30, 2019.

Juneyao Hong Kong beneficially owns 10% of the outstanding H Shares.

Juneyao Airlines (i) beneficially owns 0.23% of the outstanding H Shares, and (ii) may be deemed to beneficially own 10% of the outstanding H Shares.

Juneyao Group may be deemed to beneficially own 10.23% of the outstanding H Shares.

Junjin Wang may be deemed to beneficially own 10.23% of the outstanding H Shares.

Han Wang may be deemed to beneficially own 10.23% of the outstanding H Shares.

Jinqi Ye may be deemed to beneficially own 10.23% of the outstanding H Shares.

The reporting persons named herein voluntarily disclose the following information with respect to their beneficial ownership of the A Shares:

The aggregate percentage of A Shares reported by each reporting person named herein is based upon 9,808,485,682 A Shares outstanding immediately prior to the A Shares Issuance, as reported in the Issuer’s current report on Form 6-K filed with the SEC on August 30, 2019.

Juneyao Airlines (i) beneficially owns 1.96% of the outstanding A Shares, and (ii) may be deemed to beneficially own 8.04% of the outstanding A Shares.

Juneyao Group (i) beneficially owns 2.78% of the outstanding A Shares, and (ii) may be deemed to beneficially own 7.22% of the outstanding A Shares.

Junjin Wang may be deemed to beneficially own 10% of the outstanding A Shares.

Han Wang may be deemed to beneficially own 10% of the outstanding A Shares.

Jinqi Ye may be deemed to beneficially own 10% of the outstanding A Shares.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

Each of Junjin Wang, Jinqi Ye, Han Wang, Juneyao Group and Juneyao Airlines may be deemed to have shared power to vote or direct the vote of 12,000,000 H Shares held by Juneyao Airlines.

Each of Junjin Wang, Jinqi Ye, Han Wang, Juneyao Group, Juneyao Airlines and Juneyao Hong Kong may be deemed to have shared power to vote or direct the vote of 517,677,777 H Shares held by Juneyao Hong Kong.

The reporting persons named herein voluntarily disclose the following information with respect to their beneficial ownership of the A Shares:

Each of Junjin Wang, Jinqi Ye, Han Wang, Juneyao Group and Juneyao Airlines may be deemed to have shared power to vote or direct the vote of 219,400,137 A Shares held by Juneyao Airlines.

Each of Junjin Wang, Jinqi Ye, Han Wang, Juneyao Group and Juneyao Airlines may be deemed to have shared power to vote or direct the vote of (i) 311,831,909 A Shares held by Juneyao Group, and (ii) 589,041,096 A Shares held by Shanghai Jidaohang.

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

Each of Junjin Wang, Jinqi Ye, Han Wang, Juneyao Group and Juneyao Airlines may be deemed to have shared power to dispose or direct the disposition of 12,000,000 H Shares held by Juneyao Airlines

Each of Junjin Wang, Jinqi Ye, Han Wang, Juneyao Group, Juneyao Airlines and Juneyao Hong Kong may be deemed to have shared power to dispose or direct the disposition of 517,677,777 H Shares held by Juneyao Hong Kong.

The reporting persons named herein voluntarily disclose the following information with respect to their beneficial ownership of the A Shares:

Each of Junjin Wang, Jinqi Ye, Han Wang, Juneyao Group and Juneyao Airlines may be deemed to have shared power to dispose or direct the disposition of 219,400,137 A Shares held by Juneyao Airlines.

Each of Junjin Wang, Jinqi Ye, Han Wang, and Juneyao Group may be deemed to have shared power to dispose or direct the disposition of (i) 311,831,909 A Shares held by Juneyao Group, and (ii) 589,041,096 A Shares held by Shanghai Jidaohang.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Each reporting person named herein hereby makes the following certification:

By signing below each reporting person named herein certifies that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2019

Shanghai Juneyao Airline Hong Kong Limited

/s/ Junmin Xu
Name: Junmin Xu
Title: director

Juneyao Airlines Co., Ltd.

/s/ Junjin Wang
Name: Junjin Wang
Title: director

Shanghai Juneyao (Group) Co., Ltd.

/s/ Junjin Wang
Name: Junjin Wang
Title: director

/s/ Han Wang
Han Wang

/s/ Junjin Wang

Junjin Wang

/s/ Jinqi Ye

Jinqi Ye

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Ordinary H Shares of China Eastern Airlines Corporation Limited dated as of November 5, 2019 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: November 5, 2019

Shanghai Juneyao Airline Hong Kong Limited

/s/ Junmin Xu
Name: Junmin Xu
Title: director

Juneyao Airlines Co., Ltd.

/s/ Junjin Wang
Name: Junjin Wang
Title: director

Shanghai Juneyao (Group) Co., Ltd.

/s/ Junjin Wang
Name: Junjin Wang
Title: director

/s/ Han Wang
Han Wang

/s/ Junjin Wang
Junjin Wang

/s/ Jinqi Ye
Jinqi Ye